SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                   FORM 12b-25
                                                   Commission File No. 0-21938

                               NOTIFICATION OF LATE FILING


(Check One):   [  ]  Form 10-K   [  ] Form 20-F   [  ] Form 11K [x] Form 10-Q
               [  ] Form N-SAR

                       For Period Ended: December 31, 1999
                              ------------------

                       [  ] Transition Report on Form 10-K
                       [  ] Transition Report on Form 20-F
                       [  ] Transition Report on Form 11-K
                       [  ] Transition Report on Form 10-Q
                       [  ] Transition Report on Form N-SAR

                      For the Transition Period Ended:
                                                      ------------------


     Nothing in this form shall be construed to verify that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.
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                                    PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Sound Source Interactive, Inc.

Former Name if Applicable: Sound Source Interactive, Inc.

Address of Principal Executive Office (Street and Number):  26115 Mureau Road,
                                                            Suite B
City, State and Zip Code:  Calabasas, CA 91302


                                      PART II
                             RULES 12-b-25 (b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                      PART III
                                      NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

        All of the required information to file a complete and accurate report is not available.




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                                PART IV
                          OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


Jeff Court           (818)                    878-0505
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(Name)             (Area Code)            (Telephone Number)

     (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                             [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
  subject report or portion thereof?    [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The December 31, 1999 results will reflect a net loss of approximately $1,175,926 versus a net loss of approximately $760,503 during the corresponding 1998 period. The net loss was due largely to diminished product sales.


      Sound Source Interactive, Inc.
---------------------------------------
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 11, 1999             By:   /s/ Jeff Court
      ---------------                    ----------------------------
                                         Jeff Court
                                         Chief Financial Officer